# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TROOPS, Inc., CIK 0001412095
CUSIP: G9094C104
Title of class of securities: Ordinary Shares, par value US$0.0004 per share
Address of issuer's principal executive offices: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002156253
Persons authorized to receive notices and communications: WANG & LEE Holdings, Inc., Kingston Chambers, P O Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 0852 5249 8564

## Reporting persons
- WANG & LEE Holdings, Inc. (CIK 0002156253): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 9,650,000; shared voting power 0; sole dispositive power 9,650,000; shared dispositive power 0; aggregate amount beneficially owned 9,650,000 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0004 per share
Name of issuer: TROOPS, Inc.
Address of issuer's principal executive offices: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by WANG & LEE Holdings, Inc. (the "Reporting Person" or "WANG & LEE").
Residence or business address: The business address of the Reporting Person is Kingston Chambers, P O Box 173, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The registered office address of the Reporting Person is listed as Kingston Chambers, P O Box 173, Road Town, Tortola, British Virgin Islands.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person nor, to the best knowledge of the applicable Reporting Person, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person nor, to the best knowledge of the applicable Reporting Person, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 28, 2025, TROOPS, Inc. entered into a stock purchase agreement with WANG & LEE, pursuant to which TROOPS, Inc. issued and sold to the Shareholder 14,050,000 ordinary shares of the Company, for an aggregate price of US$12,645,000.

On July 22, 2025, TROOPS, Inc. entered into a stock repurchase agreement with WANG & LEE, pursuant to which WANG & LEE agreed to sell, and TROOPS, Inc. agreed to repurchase 4,400,000 Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 28, 2025, TROOPS, Inc. (the "Company") entered into a stock purchase agreement (the "Stock Purchase Agreement") with Wang & Lee Holdings, Inc. (the "Shareholder"), pursuant to which the Company issued and sold to the Shareholder 14,050,000 ordinary shares of the Company (the "Shares") at a purchase price of US$0.90 per share, for an aggregate price of US$12,645,000 (the Consideration"). The Company and the Shareholder also entered into a lock-up agreement (the "Lock-Up Agreement") in relation to the Agreement, pursuant to which the Shareholder agrees that during a ten year lock-up period from the closing date of the Agreement (the "Lock-Up Period"), without the prior written consent of the Company, the Shareholder would not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares, now owned by the Shareholder or any affiliate of the Shareholder or with respect to which the Shareholder or any affiliate of the Shareholder has acquired the power of disposition; (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction is to be settled by delivery of Shares, in cash or otherwise; or (c) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Shares. Pursuant to the Lock-Up Agreement, the Company shall also have an irrevocable exclusive option to repurchase the Shares (the "Repurchase Option") prior to the expiration of the Lock-Up Period. On July 22, 2025, the Company entered into a stock repurchase agreement (the "Stock Repurchase Agreement") with the Shareholder, pursuant to which the Shareholder agreed to sell, and the Company agreed to repurchase 4,400,000 Shares at a purchase price of US$0.90 per share, for a total purchase price of US$3,960,000 (the "Purchase Price"). The closing of the Stock Repurchase Agreement occurred on July 24, 2025.

On March 27, 2026, the Company and the Shareholder entered into an amendment to the Lock-up Agreement (the "Amendment Agreement"), whereby section 2 of the Lock-Up Agreement was amended and restated to: "Prior to the expiration of the Lock-Up Period, should the undersigned receive written consent of the Company to transfer any Lock-Up Securities (the "Transferable Securities") pursuant to section 1 of this Agreement, such Transferable Securities shall no longer be subject to any Lock-Up restriction or Lock-Up Period, and shall not be subject to any Repurchase Option by the Company.".

The Reporting Person is filing this Schedule 13D to report its purpose of purchasing shares, which may relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer Other than as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- WANG & LEE Holdings, Inc.: /s/ Pui Lung Ho, Chairman and CEO (09/24/2026)